Newtek Reports Earnings and EBITDA from Primary Segments for Q1

New York, N.Y. - July 13, 2006 - Newtek Business Services, Inc. (NASDAQ: NKBS) (www.newtekbusinessservices.com), a provider of business services and financial products to the small business market, announced today that it has reported earnings for the first quarter in line with previously announced guidance. Newtek reported revenues of $18.2 million and an after tax loss of $2.7 million or ($.08) in loss per share. Newtek’s 3 primary operating business segments of web hosting, small business lending and electronic payment processing generated $1.4 million in pretax net income for the first quarter. These segments also generated $14.8 million in revenues up 41% from $10.5 million in the first quarter of 2005. Newtek’s three principal segments generated EBITDA in the first quarter of 2006 of $3.4 million, up 112% from $1.6 million in the same period of 2005. We closed out our first quarter with $1.59 per share in cash, cash equivalents and treasuries.

CEO and Chairman Barry Sloane said, “We are pleased with the continued progress that the Company is making in its web hosting and electronic payment processing segments. We have grown our revenues in these segments by 42% and 58% in Q1 06 versus Q1 05 and our EBITDA by 38% in web hosting and 600% in merchant processing over the first quarter of 2005. Our overall customer count continues to grow as over 65,000 clients are using one or more Newtek products. Our business model continues to develop. Our company is forecasting positive cash flow from operations for 2006 up from a negative $5.8 million in 2005. This will be a first time in history. Also, over time, the diminishing impact of the CAPCO segment on our balance sheet and income statement will become more apparent to the investment community. We believe that our ability to grow our customer base and mature our high quality brand of Newtek Business Service products should create greater shareholder value. Recent hires in our legal and accounting department should also enhance our ability to continue our growth, as well as report and comply with all regulatory requirements on timely basis. We anticipate filing our 2006 1st Quarter Form 10-Q on July 14th. This will bring us back into compliance with all requirements for continued listing on the NASDAQ Global Market (formerly the NASDAQ National Market), subject to confirmation from the NASDAQ Listing Qualification Panel.”

Newtek also confirmed its previous forecast for all of the next three quarters and all of 2006. It is forecasting EBITDA of $15.8 million to $17 million for its 3 primary business segments for 2006. Newtek has posted a PowerPoint presentation on its website, www.newtekbusinessservices.com which will help investors follow along at the shareholder conference call scheduled for 4:15 p.m. on July 13, 2006.

The conference call will be accessible via a toll free number by dialing 1-800-599-9816 and providing the pass code 96845853 Listeners are encouraged to ask any questions that they may have during the call. The conference call will also be broadcast over the Internet through Newtek’s website at www.newtekbusinessservices.com. To listen to the live please go to Newtek’s website approximately 15 minutes prior to the call to download any audio software which may be necessary. For those who miss the live broadcast, a replay will be available on the website approximately one hour after the call. The online archive of the web cast will be available for ninety days following the call.

About Newtek Business Services, Inc.

Newtek Business Services, Inc. is a direct distributor of business services and financial products to the small to medium-sized business market. According to the SBA, there are over 23 million small businesses in the United States which in total represent 99.7% of all employers, generate 60 - 80 percent of all new jobs annually and generate more than 50% of non-farm GDP. Since 1999, Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek focuses on providing its 60,000 customers with access to financial, management and technological resources that enable them to better grow and compete in today’s marketplace. Newtek’s products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;

•	Newtek Merchant Solutions: electronic merchant payment processing solutions;

•	Newtek Insurance Agency: commercial and personal insurance;

•	Newtek Web Hosting: domain registration, hosting, web design and development;

•	Newtek Data Storage Services: data backup, archival and retrieval services;

•	Newtek Financial Information Systems: outsourced digital bookkeeping; and

•	Newtek Tax Services: tax filing, preparation and advisory services.

Statements in this press release including statements regarding Newtek's beliefs, expectations, intentions or strategies for the future, may be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the plans, intentions and expectations reflected in or suggested by the forward-looking statements. Such risks and uncertainties include, among others, intensified competition, operating problems and their impact on revenues and profit margins, anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. Risk factors, cautionary statements and other conditions which could cause Newtek’s actual results to differ from management's current expectations are contained in Newtek’s filings with the Securities and Exchange Commission and available through http://www.sec.gov.

Contacts:

Newtek Business Services

 Barry Sloane

Chairman of the Board & CEO

212-356-9500

bsloane@newtekbusinessservices.com

2006 Segment Actual Results First Quarter

(In millions of dollars except E.P.S.)

	Revenue	Pretax Net Income	EBITDA
Electronic Payment Processing	9.5	.4	.7
Web Hosting	3.2	1.0	1.8
SBA Lending	2.1	(.1)	.9
CAPCO	1.6	(4.1)
All Other	1.9	(.3)
Corporate Activities	1.3	(1.0)
Interco Eliminations	(1.4)
Total	18.2	(4.1)
E.P.S. (per share)		(.08)

2006 Segment Guidance Second Quarter

(In millions of dollars except E.P.S. guidance)

	Revenue	Pretax Net Income	EBITDA
Electronic Payment Processing	10.1-10.5	.7-.8	1.1-1.2
Web Hosting	3.1-3.3	.7-.9	1.5-1.6
SBA Lending	2.3-2.5	.0-.1	1.0-1.1
CAPCO	2.1	(3.4)-(3.3)
All Other	1.0	(.3)-(.2)
Corporate Activities	1.5	(.9)-(.8)
Interco Eliminations	(1.2)
Total	18.9-19.7	(3.2)-(2.5)
E.P.S. Guidance (per share)		(.06)-(.04)

2006 Segment Guidance Third Quarter

(In millions of dollars except E.P.S. guidance)

	Revenue	Pretax Net Income	EBITDA
Electronic Payment Processing	11.6-12.0	1.0-1.1	1.7-1.8
Web Hosting	3.2-3.4	.7-.8	1.5-1.6
SBA Lending	3.3-3.5	.0-.1	1.1-1.2
CAPCO	3.8	(1.7)-(1.6)
All Other	1.0	(.6)-(.5)
Corporate Activities	1.5	(1.0)-(.9)
Interco Eliminations	(1.2)
Total	23.2-24.0	(1.6)-(1.0)
E.P.S Guidance (per share)		(.03)-(.02)

2006 Segment Guidance Fourth Quarter

(In millions of dollars except E.P.S. guidance)

	Revenue	Pretax Net Income	EBITDA
Electronic Payment Processing	12.9-13.3	1.3-1.4	2.0-2.1
Web Hosting	3.3-3.5	.6-.8	1.5-1.6
SBA Lending	2.3-2.5	.3-.4	1.3-1.4
CAPCO	9.5	4.0-4.0
All Other	1.0	(.5)-(.4)
Corporate Activities	1.5	(1.0)-(.9)
Interco Eliminations	(1.2)
Total	29.3-30.1	4.7-5.3
E.P.S Guidance (per share)		.08-.09

2006 Annual Segment Guidance

(In millions of dollars except for E.P.S. guidance)

	Revenue	Pretax Net Income	EBITDA
Electronic Payment Processing	43.9-45.5	3.4-3.8	5.4-5.8
Web Hosting	12.7-13.5	2.8-3.4	6.1-6.5
SBA Lending	9.9-10.7	0.2-0.6	4.3-4.7
CAPCO	17.0	(5.0)-(4.6)
All Other	4.5	(2.0)-(1.6)
Corporate Activities	6.0	(3.8)-(3.4)
Interco Eliminations	(4.8)
Total	89.2-92.4	(4.4)-(1.8)
After Tax Net Income		(2.6)-(1.1)
E.P.S Guidance (per share)		(.08)-(.03)